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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE TO/A
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                             -----------------------

                         NATIONAL COMPUTER SYSTEMS, INC.
                       (Name of subject company (issuer))

                         PN ACQUISITION SUBSIDIARY INC.
                                   PEARSON PLC
                      (Names of filing persons (offerors))

                             -----------------------

                     COMMON STOCK, PAR VALUE $0.03 PER SHARE
            Including the Associated Preferred Stock Purchase Rights
                         (Title of Class of Securities)

                             -----------------------

                                    635519101
                      (CUSIP Number of Class of Securities)

                                GARY RINCK, ESQ.
                                   PEARSON PLC
                              3 BURLINGTON GARDENS
                                 LONDON W1X 1LE
                            TELEPHONE 44-20-7411-2000
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:
                             CHARLES E. ENGROS, ESQ.
                             STEVEN A. NAVARRO, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                            TELEPHONE: (212) 309-6000

                            CALCULATION OF FILING FEE
==============================================================================
    TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
------------------------------------------------------------------------------
      $2,521,914,426.20                                  $504,382.89
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 *   For purposes of calculating the filing fee only, this calculation assumes
     (i) the purchase of 32,770,239 shares of common stock of National Computer Systems, Inc., including the associated preferred stock purchase rights (together, the "Shares") at the tender offer price of $73.00 per Share and
     (ii) payments to holders of options that are vested and cancelled in an amount per option equal to the difference between (a) $73.00 and (b) the applicable exercise price, based on 2,794,978 outstanding options with an average weighted exercise price of $26.60.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.
     Amount Previously Paid:..............$504,382.89
     Form or Registration No.:.............Schedule TO
     Filing Party:...............PN Acquisition Subsidiary Inc. and Pearson plc
     Date Filed:.................August 7, 2000
/ / Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes below to designate any transactions to which the statement relates:
     /X/  third-party tender offer subject to Rule 14d-1.
     / /  issuer tender offer subject to Rule 13e-4.
     / /  going-private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13d under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: //


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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchanges Commission on August 7, 2000, as amended by Amendment No. 1 filed on August 21, 2000, by PN Acquisition Subsidiary Inc., a Minnesota corporation (the "Purchaser") and a wholly owned indirect subsidiary of Pearson plc, a public limited company registered in England and Wales ("Parent"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.03 per share (the "Common Stock"), of National Computer Systems, Inc., a Minnesota corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights"), issued pursuant to the Second Amended and Restated Rights Agreement, dated as of December 8, 1998, between National Computer Systems, Inc. and Norwest Bank Minnesota, N.A., as amended (the Common Stock and the Rights together are referred to herein as the "Shares"), at a purchase price of $73.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 7, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

     The last paragraph of Section 14 of the Offer to Purchase ("Certain Conditions of the Offer") is deleted in its entirety and replaced with the following:

     "The foregoing conditions are for the sole benefit of the Purchaser and Parent. Prior to the expiration of the Offer, Parent or the Purchaser may assert one or more of the foregoing conditions, regardless of the circumstances giving rise to any such condition, or may waive the foregoing conditions, in whole or in part, in their sole discretion. The failure by Parent, the Purchaser or any other affiliate of Parent to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer.

ITEM 12. EXHIBITS.

Exhibit
Number        Description
-------       -----------
*(a)(1)(A) -- Offer to Purchase dated August 7, 2000.
*(a)(1)(B) -- Letter of Transmittal.
*(a)(1)(C) -- Notice of Guaranteed Delivery.
*(a)(1)(D) -- Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.
*(a)(1)(E) -- Letter to Clients for use by Brokers, Dealers, Banks, Trust
              Companies and Other Nominees.
*(a)(1)(F) -- Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.
*(a)(1)(G) -- Press Release issued by Parent on July 31, 2000; Press Release
              Issued by the Company on July 31, 2000; and Memorandum from
              Marjorie Scardino, Chief Executive of Parent, to employees of the Company dated July 31, 2000.
*(a)(1)(H) -- Summary Advertisement published August 7, 2000.
*(a)(1)(I) -- Press Release issued by Parent on August 21, 2000.
*(b)(1)    -- Copy of underwriting agreement dated July 31, 2000, between
              Parent, Goldman Sachs International and Cazenove & Co.
*(b)(2)    -- Form of Amending Agreement to Underwriting Agreement between
              Parent, Goldman Sachs International and Cazenove & Co.
*(d)(1)    -- Agreement and Plan of Merger, dated as of July 30, 2000, among
              Parent, the Purchaser and the Company.
*(d)(2)    -- Amendment No. 1 to Agreement and Plan of Merger, dated as of
              August 4, 2000, among Parent, the Purchaser and the Company.
*(d)(3)    -- Confidentiality Agreement, dated June 14, 2000, between Pearson
              Education, Inc. and the Company.
(g)        --   Not Applicable.
(h)        --   Not Applicable.

*  Previously filed


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                                   SIGNATURES

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                               PN ACQUISITION SUBSIDIARY INC.


                               By: /s/ John Makinson
                                  ---------------------------------
                                  Name: John Makinson
                                  Title: President and Treasurer


                               PEARSON PLC


                               By: /s/ Marjorie Scardino
                                  ---------------------------------
                                  Name: Marjorie Scardino
                                  Title: Chief Executive

                               Dated: August 31, 2000




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                                INDEX TO EXHIBITS

Exhibit
Number            Document
-------           --------
*(a)(1)(A)        Offer to Purchase dated August 7, 2000.
*(a)(1)(B)        Letter of Transmittal.
*(a)(1)(C)        Notice of Guaranteed Delivery.
*(a)(1)(D)        Letter to Brokers, Dealers, Banks, Trust Companies and Other
                  Nominees.
*(a)(1)(E)        Letter to Clients for use by Brokers, Dealers, Banks, Trust
                  Companies and Other Nominees.
*(a)(1)(F)        Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.
*(a)(1)(G)        Press Release issued by Parent on July 31, 2000; Press
                  Release Issued by the Company on July 31, 2000; and
                  Memorandum from Marjorie Scardino, Chief Executive of Parent, to employees of the Company dated July 31, 2000.
*(a)(1)(H)        Summary Advertisement published August 7, 2000.
*(a)(1)(I)        Press Release issued by Parent on August 21, 2000.
*(b)(1)           Copy of underwriting agreement dated July 31, 2000, between
                  Parent, Goldman Sachs International and Cazenove & Co..
*(b)(2)           Form of Amending Agreement to Underwriting Agreement between
                  Parent, Goldman Sachs International and Cazenove & Co.
*(d)(1)           Agreement and Plan of Merger, dated as of July 30, 2000,
                  among Parent, the Purchaser and the Company.
*(d)(2)           Amendment No. 1 to Agreement and Plan of Merger, dated as of
                  August 4, 2000, among Parent, the Purchaser and the Company.
*(d)(3)           Confidentiality Agreement, dated June 14, 2000, between
                  Pearson Education, Inc. and the Company.
(g)               Not applicable.
(h)               Not applicable.

*  Previously filed